2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

March 2, 2017

Via EDGAR Transmission and E -mail

Jaea Hahn
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Registration of Class T Shares for certain Delaware Investments® Funds

Dear Ms. Hahn:

As you know, the Delaware Value Fund (the "Fund"), which is a series of Delaware Group Equity Funds II (the "Registrant"), is registering a new class of shares to be known as Class T shares.  In connection therewith, on January 13, 2017, the Registrant filed Post-Effective Amendment No. 148 (the "Template Filing") under Rule 485(a)(1) of the Securities Act of 1933, as amended (the "1933 Act"), with the Securities and Exchange Commission (the "SEC") to register Class T shares for the Fund and to add an appendix regarding broker-defined sales charge waiver policies ("Broker Sales Waiver Policies").  As we discussed on January 13, 2017, certain Delaware Investments® Funds listed in Exhibit A intend to register Class T shares and/or add the Broker Sales Waiver Policies (collectively, the "Class T Funds"), consistent with IM Guidance Update 2016-06.
In order to register the Class T shares for the Fund, the Registrant added the following to the Fund's existing prospectus:  (i) Class T-specific fee and expense information under "What are the Fund's fees and expenses?"; (ii) an explanation under "How has Delaware Value Fund performed?" that no performance information was included for Class T shares because the class had not commenced operations as of the date of the prospectus; (iii) a reference to the availability of Class T shares under the "Purchase and Redemption of Fund shares" section; (iv) information about the characteristics of the Class T shares under "Choosing a share class"; (v) an explanation under "How to reduce your sales charge" that the Class T shares are not subject to an up-front or contingent deferred sales charge; (vi) an explanation under "Waivers of contingent deferred sales charges" that the Class T shares are not included in the discussion of available waivers because the class is not subject to any contingent deferred sales charges; (vii) inclusion of the Class T shares under the "Low balance account" section; (viii) an explanation under

"Financial highlights" that no financial highlight information was included because Class T shares had not commenced operations as of the date of the prospectus; and (ix) an appendix after the financial highlights section addressing the Broker Sales Waiver Policies, which specifically relate to Merrill Lynch and which are cross-referenced in the "About your account – Investing in the Fund" section.
Similarly, the Registrant made a number of additions to the Fund's existing statement of additional information ("SAI").  The following was added to the SAI:  (i) an explanation under "Organization and Classification" that the Fund offers Class T shares; (ii) information about the characteristics of the Class T shares under "Comparison of Share Classes"; (iii) information about the reinvestment of dividends from, and the availability of, Class T shares under "Reinvestment of Dividends in other Delaware Investments Funds" and "Retirement Plans for the Retail Classes", respectively; and (v) an explanation under "Principal Holders" that no information about principal holders is included for Class T shares because they commenced operations after the date of the SAI.
In Investment Company Act Release No. 20487 (August 17, 1994), regarding amendments to the SEC's procedures for filing post-effective amendments, the SEC adopted paragraph (b)(1)(vii), formerly (b)(1)(ix), of Rule 485 under the 1933 Act.  This provision allows the SEC, on a discretionary basis, to permit certain types of post-effective amendments not otherwise eligible to be filed under Rule 485(b).  Footnote 9 to the textual discussion regarding this provision indicates that amendments containing substantially identical revisions filed by a number of funds may be filed under Rule 485(b) if the SEC staff has previously had an opportunity to review a model of the new disclosure in an amendment filed under Rule 485(a).  Requests to rely on this procedure are to be in writing to the Division of Investment Management.
We would like to use the "modeling" procedure for the Class T Funds to simplify and expedite the filing and processing of post-effective amendments, or supplements as may be permitted by recent Staff guidance (the "Replicate Filings").  In doing so, the Class T Funds make the following representations:

•	The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filings;
•	The Replicate Filings will incorporate changes made to the disclosure included in the Template Filing to resolve any Staff comments thereon; and
•	The Replicate Filings will not include any other changes that would otherwise render them ineligible for filing under Rule 485(b) of the 1933 Act.
We understand that the registration of a new share class would normally be included in a Rule 485(a) filing, but to the extent that Replicate Filings satisfy the "substantially identical revisions" requirement of Footnote 9, we hereby request permission to become effective under Rule 485(b), as discussed herein, or as otherwise permitted by recent Staff guidance.

Please do not hesitate to contact me at the above number if you have any questions about this request.
Sincerely,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	A.G. Ciavarelli
Delaware Investments
Bruce G. Leto

EXHIBIT A

REGISTRANT/FUND
Delaware Group® Adviser Funds
Delaware Diversified Income Fund
Delaware Global Real Estate Opportunities Fund
Delaware U.S. Growth Fund

Delaware Group® Cash Reserve
Delaware Investments Ultrashort Fund

Delaware Group® Equity Funds I
Delaware Mid Cap Value Fund

Delaware Group® Equity Funds II
Delaware Value® Fund

Delaware Group® Equity Funds IV
Delaware Healthcare Fund
Delaware Small Cap Growth Fund
Delaware Smid Cap Growth Fund

Delaware Group® Equity Funds V
Delaware Small Cap Core Fund
Delaware Small Cap Value Fund
Delaware Wealth Builder Fund

Delaware Group® Foundation Funds (Delaware Foundation Funds®)
Delaware Foundation® Conservative Allocation Fund
Delaware Foundation® Growth Allocation Fund
Delaware Foundation® Moderate Allocation Fund

Delaware Group® Global & International Funds
Delaware Asia Select Fund (formerly, Delaware Macquarie Asia Select Fund)
Delaware Emerging Markets Fund
Delaware Global Value Fund
Delaware International Small Cap Fund
Delaware International Value Equity Fund

Delaware Group® Government Fund
Delaware Emerging Markets Debt Fund
Delaware Strategic Income Fund

REGISTRANT/FUND
Delaware Group® Income Funds
Delaware Corporate Bond Fund
Delaware Extended Duration Bond Fund
Delaware Floating Rate Fund
Delaware High-Yield Opportunities Fund

Delaware Group® Limited-Term Government Funds
Delaware Limited-Term Diversified Income Fund

Delaware Group® State Tax-Free Income Trust
Delaware Tax-Free Pennsylvania Fund

Delaware Group® Tax-Free Fund
Delaware Tax-Free USA Fund
Delaware Tax-Free USA Intermediate Fund

Delaware Pooled® Trust
The Core Plus Fixed Income Portfolio
The Emerging Markets Portfolio
The Emerging Markets Portfolio II
The High-Yield Bond Portfolio
The Labor Select International Equity Portfolio
The Large-Cap Value Equity Portfolio
The Real Estate Investment Trust Portfolio (also known as Delaware REIT Fund)

Voyageur Insured Funds
Delaware Tax-Free Arizona Fund

Voyageur Intermediate Tax Free Funds
Delaware Tax-Free Minnesota Intermediate Fund